Exhibit 99.2
China Xiniya Fashion Limited Renews Sponsorship Agreement with Leading Pop Star in China
JINJIANG, FUJIAN, China—(BUSINESS WIRE)—January 10, 2011—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE: XNY), a leading provider of men’s business casual apparel in China, announced today that it has renewed and expanded its brand spokesperson contract with Jacky Cheung, one of the most well-known pop singers in China, for an additional two year period commencing on March 1, 2011 through February 28, 2013. Mr. Cheung has represented the Xiniya brand since October 2007 and his current engagement is set to expire in February 2011.
Mr. Cheung is a popular icon in China in the music, film and television industries, where he is also regarded as one of the “Four Heavenly Kings of Chinese Pop Music.” Peak record sales of more than 50 million albums in China, were second only to the late Michael Jackson, according to IFPI statistics. In 2007-2008, Mr. Cheung was recognized by the Guinness Book of World Records for organizing the most series of concerts and has been considered “One of the Top 25 Most Influential People in Hong Kong” by Time Magazine. In television, Mr. Cheung has received awards for Best Supporting Actor by the Hong Kong Film Awards and the Taiwan Golden Horse. He was also awarded Best Actor by The New Delhi Film Festival.
Under the terms of the contract, Mr. Cheung will appear in television and print advertisements and participate in press conferences in certain mainland cities in China. Xiniya is permitted to use these advertisements at its stores and other outlets that are mutually agreed upon by both parties. Xiniya will also sponsor Mr. Cheung’s current 50 city concert tour, “One Half Century,” in select cities, and the Xiniya brand will be featured on all concert advertising and press campaigns. As this will be Mr. Cheung’s first concert tour in over three years, there has been significant media and fan attention placed on the tour. Financial terms of the contract renewal are consistent with the terms of the initial contract. However, Mr. Cheung will be paid in HKD which has depreciated relative to the RMB. Thus, Xiniya will realize more favorable payments due to currency fluctuations.
“We are excited to have Mr. Cheung continue to represent the Xiniya brand. We believe his successful and stylish image resonates with our target customers of males between the ages of 24 to 45 years old. Xiniya’s sponsorship of Jacky’s tour in select Chinese cities should further enhance the brand’s image and add to our current sales momentum,’’ said Qiming Xu, chairman and chief executive officer.
About China Xiniya Fashion Limited
Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors and 24 department store chains. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. The authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

Contacts
China Xiniya Fashion Limited
Chee Jiong Ng, +86 (0)595 6532 3882
Chief Financial Officer
ngcheejiong@xiniya.com
or
Christensen
Kimberly Minarovich, +1 917-533-3268
kminarovich@christensenir.com